Exhibit 99.1

Caesarstone Reports Fourth Quarter and Full Year 2020 Financial Results
– Revenue of $136.9 Million Grew 2.3% Over Prior Year Fourth Quarter –
– Per Share Net Loss of ($0.07) and Adjusted Diluted EPS of $0.05 in the Fourth Quarter –
– Gross Margin Expanded 200 Basis Points to 28.1% in the Fourth Quarter –
– Adjusted EBITDA Grew 19.1% to $18.8 Million at a 13.7% Margin in the Fourth Quarter –
– Ended 2020 With Net Cash Position(*) of $110.6 Million –
– Completed Acquisition of Lioli Ceramica, Establishing Leadership Position as a Premium, Multi-
Material Countertop Company –
– Closed Acquisition of Omicron Granite and Tile at the end of 2020, Enhancing Go-to-Market
Approach and Vertical Integration in Attractive U.S. Markets –

MP MENASHE, Israel - February 24, 2021 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its fourth quarter and full year ended December 31, 2020.

“We made significant progress streamlining the business in 2020 as we successfully executed on our business transformation during a year marked by unprecedented global economic challenges,” commented Yuval Dagim, Chief Executive Officer. “We now enter 2021 as a much stronger Company, with the right foundation in place to more effectively leverage Caesarstone’s world-class brand to pursue sustainable long-term growth. This includes further implementation of innovative go-to-market initiatives developed under our Global Growth Acceleration Plan to unlock value. Our strong financial position supported the successful execution of two accretive transactions in recent months that are directly aligned with our strategy to enhance our position as a leading premium, multi-material countertop company. With our dedicated focus on driving results, we are well situated to capture additional market share.”

“We were encouraged to finish 2020 with annual year-over-year improvement in gross margin and adjusted EBITDA margin,” added Ophir Yakovian, Chief Financial Officer. “Following two quarters of significant cost cutting, we increased operating expenses to a more normalized level to support our brand and future growth. Caesarstone’s strong balance sheet enabled us to successfully weather the challenges of 2020 and to further invest in accretive future growth. We are happy with our 2020 operating cash flow of $47.6 million and our significant net cash position(*) of $110.6 million that provides us with the confidence we can execute on our plan in 2021, to produce strong long-term returns for our shareholders.”

(*) Cash position is defined as cash and cash equivalents and short-term bank deposits and long and short-term investment in marketable securities less debt from financial institutions.

Fourth Quarter 2020 Results

Revenue in the fourth quarter of 2020 grew 2.3% to $136.9 million compared to $133.9 million in the prior year quarter. On a constant currency basis, fourth quarter revenue was slightly lower by 0.4% year-over-year, due primarily to pandemic related disruptions, particularly in the Americas region, partially offset by the contribution from the Lioli acquisition and growth in all other regions.

Gross margin in the fourth quarter improved 200 basis points to 28.1% compared to 26.1% in the prior year quarter. Adjusted gross margin in the fourth quarter was 28.6% compared to 26.4% in the prior year quarter. The year-over-year improvement in gross margin mainly reflects lower raw material costs, more favorable currency exchange rates, better product mix, and improved efficiency partly offset by the impact of lower sales volume, lower sale prices and less favorable regional mix.

Operating expenses in the fourth quarter were $30.4 million, or 22.2% of revenue, compared to $34.5 million, or 25.8% of revenue in the prior year quarter. Excluding legal settlements and loss contingencies, operating expenses were 21.2% of revenue, compared to 20.4% in the prior year quarter, mainly due to increased investments to support the Company’s growth initiatives.

Operating income grew to $8.1 million compared to operating income of $0.5 million in the prior year quarter. The year-over-year growth mainly reflects higher gross margin and lower legal settlements and loss contingencies.

Adjusted EBITDA, which excludes expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, grew 19.1% year-over-year to $18.8 million in the fourth quarter, representing a margin of 13.7%. This compares to adjusted EBITDA of $15.7 million, representing a margin of 11.8%, in the prior year quarter. The year-over-year margin improvement primarily reflects the higher gross margin.

Finance (income) expenses in the fourth quarter were $8.6 million compared to finance income of $0.6 million in the prior year quarter. The difference was mainly a result of the unfavorable impact of foreign currency exchange rates.

Net loss attributable to controlling interest for the fourth quarter was $2.4 million compared to net loss of $0.3 million in the prior year quarter. Net loss per share for the fourth quarter was $0.07 compared to net loss per share of $0.01 in the prior year quarter. Adjusted diluted net income per share for the fourth quarter was $0.05 on 34.5 million shares, compared to adjusted diluted net income per share of $0.16 on 34.6 million shares in the prior year quarter.

Full Year 2020 Results

Revenue in the full year 2020 was $486.4 million compared to $546.0 million in the prior year. On a constant currency basis, 2020 revenue was lower by 11.1% year-over-year, primarily due to pandemic related disruptions impacting our business since the second quarter of 2020.

Gross margin in 2020 expanded to 27.5% compared to 27.2% in the prior year. Adjusted gross margin in 2020 was 27.7%, compared to 27.3% in the prior year. The higher adjusted gross margin mainly reflects improved efficiency, lower raw material costs and improved product mix partly offset by the impact of lower sales volume, lower sale prices and less favorable regional mix.

Operating expenses in 2020 were $111.4 million, or 22.9% of revenue compared to $124.0 million, or 22.7% of revenue in the prior year. Excluding legal settlements and loss contingencies, operating expenses were 21.6% of revenue, compared to 20.4% of revenue in the prior year mainly due to lower revenues partly offset by cost cutting efforts to mitigate pandemic related impacts.

Operating income in 2020 was $22.5 million compared to $24.7 million in the prior year.

Adjusted EBITDA, which excludes expenses for share-based compensation, legal settlements and loss contingencies and for non-recurring items, was $62.1 million in 2020, representing a margin of 12.8%. This compares to adjusted EBITDA of $69.0 million, representing a margin of 12.6% in the prior year. This year-over-year margin improvement primarily reflects the higher gross margin.

Finance expenses in 2020 were $10.2 million compared to $5.6 million in the prior year. The difference was primarily a result of the adverse impact of foreign currency exchange rates.

Net income attributable to controlling interest for the full year 2020 was $7.2 million compared to net income of $12.9 million in the prior year. Diluted net income per share for 2020 was $0.21 compared to $0.37 in the prior year.  Adjusted diluted net income per share for 2020 was $0.48 compared to $0.77 in the prior year.

Balance Sheet & Liquidity

The Company's balance sheet as of December 31, 2020 remained strong, including cash, cash equivalents and short-term bank deposits and short and long-term marketable securities of $133.2 million and total debt to financial institutions of $22.6 million.

Dividend

The Company’s dividend policy provides for a quarterly cash dividend of up to 50% of reported net income on a year-to-date basis, less any amount already paid as dividend for the respective period (the “calculated dividend”), subject in each case to approval by the Company’s board of directors.  No dividend is paid if it would be less than $0.10 per share. Pursuant to the Company’s dividend policy, the Company does not intend to pay a dividend for the fourth quarter of 2020, based on its reported net loss attributable to controlling interest for the period.

Outlook

The Company anticipates 2021 revenue and Adjusted EBITDA to be higher year-over-year. The company anticipates revenue to grow faster than EBITDA in 2021 mainly due to headwinds from higher shipping and raw material costs, coupled with a return to more normalized levels of sales and marketing expenses and other investments to support the Company’s growth initiatives. The Company’s outlook includes the investment costs associated with its Global Growth Acceleration Plan. The Company’s outlook also assumes the pandemic related business restrictions will fade as the year progresses.

Webcast and Conference Call Details

The Company will host a live webcast and conference call today at 8:30 a.m. ET to discuss the results, followed by a question and answer session for the investment community. The live webcast of the call can be accessed at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible by dialing 1-877-407-4018 (domestic) or +1-201-689-8471 (international). The toll-free Israeli number is 1 80 940 6247. Upon dialing in, please request to join the Caesarstone Fourth Quarter Earnings Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 (domestic) or +1-412-317-6671 (international) and enter pass code 13715282. The replay will be available beginning at 11:30 a.m. ET on Wednesday, February 24, 2021 and will last through 11:59 p.m. ET on Wednesday, March 3, 2021.

About Caesarstone

Caesarstone is a concept and lifestyle-driven company with a customer-centered approach to designing, developing, and producing high-end engineered stone countertops, used in residential and commercial buildings. Our products offer superior aesthetic appeal and perfected functionality through a distinct variety of colors, styles, textures, and finishes used in diverse countertop applications, marked by inherent longevity. Strong commitment to service has fostered growing customer loyalty in over 50 countries where the Caesarstone product collections are available: Classico, Supernatural, Metropolitan and Outdoor. For more information please visit our website: www.caesarstone.com.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to adjusted gross profit, GAAP net income (loss) to adjusted net income (loss) and net income (loss) to Adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's plans, objectives and expectations for future operations, including estimations relating to the impact of the COVID-19 pandemic and mitigation measures in connection thereto, expectations of the results of the Company’s business optimization initiative and its projected results of operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, both known or unknown. These factors include, but are not limited to: the impact of the COVID-19 pandemic on end-consumers, the global economy and the Company’s business and results of operations; the ability of the company to realign aspects of its business based on the business optimization initiative, the strength of the home renovation and construction sectors; intense competitive pressures; the outcome of silicosis and other bodily injury claims; regulatory requirements relating to hazards associated with exposure to silica dust; manufacturing of existing products and managing required changes in production and supply chain; economic conditions within any of our key existing markets  changes in raw material prices; fluctuations in currency exchange rates; the success of our expansion efforts in the United States; unpredictability of seasonal fluctuations in revenues; disturbances to the Company’s operations or the operations of its suppliers, distributors, customers or other third parties and other factors discussed under the heading "Risk Factors" in our most recent annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Investor Relations:
ICR, Inc. - Rodny Nacier
CSTE@icrinc.com
+1 646 277-1237

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	December 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$114,248	$139,372
Short-term available for sale marketable securities	8,112	-
Trade receivables, net	84,822	78,282
Other accounts receivable and prepaid expenses	26,481	34,066
Inventories	152,073	122,686

Total current assets	385,736	374,406

LONG-TERM ASSETS:

Severance pay fund	4,007	3,475
Other long-term receivables	3,837	3,176
Deferred tax assets, net	8,359	7,881
Long-term deposits and prepaid expenses	1,675	2,887
Operating lease right-of-use assets	123,928	72,047
Long-term available for sale marketable securities	10,926	-
Property, plant and equipment, net	222,883	204,776
Goodwill and intangible assets, net	59,570	35,218

Total long-term assets	435,185	329,460

Total assets	$820,921	$703,866

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit	$13,122	$-
Trade payables	55,063	53,072
Related parties and other loans	2,221	2,212
Short term legal settlements and loss contingencies	31,039	28,300
Accrued expenses and other liabilities	55,570	42,782

Total current liabilities	157,015	126,366

LONG-TERM LIABILITIES:

Long-term loan and financing liability of land from a related party	20,706	7,915
Legal settlements and loss contingencies long-term	21,910	21,505
Deferred tax liabilities, net	6,943
Long-term lease liabilities	112,719	64,638
Accrued severance pay	5,303	4,333
Long-term warranty provision	1,274	1,385

Total long-term liabilities	168,855	99,776

REDEEMABLE NON-CONTROLLING INTEREST	7,701	-

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	160,083	157,225
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive loss	1,083	(3,288)
Retained earnings	370,830	368,433

Total equity	487,350	477,724

Total liabilities and equity	$820,921	$703,866

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2020	2019	2020	2019
	(Unaudited)	(Audited)	(Unaudited)	(Audited)

Revenues	$136,896	$133,867	$486,412	$545,974
Cost of revenues	98,381	98,884	352,470	397,335

Gross profit	38,515	34,983	133,942	148,639

Operating expenses:
Research and development	1,501	962	3,974	4,146
Marketing and selling	17,752	16,698	62,047	66,770
General and administrative	9,779	9,625	39,081	40,681
Legal settlements and loss contingencies, net	1,392	7,201	6,319	12,359

Total operating expenses	30,424	34,486	111,421	123,956

Operating income	8,091	497	22,521	24,683
Finance (income) expenses, net	8,613	(622)	10,199	5,578

Income (loss) before taxes	(522)	1,119	12,322	19,105
Taxes on income	1,459	1,394	4,700	6,243

Net income (loss)	$(1,981)	$(275)	$7,622	$12,862

Net Income attributable to non-controlling interest	(404)	-	(404)	-

Net income (loss) attributable to controlling interest	$(2,385)	$(275)	$7,218	$12,862
Basic net income (loss) per ordinary share	$(0.07)	$(0.01)	$0.21	$0.37
Diluted net income (loss) per ordinary share	$(0.07)	$(0.01)	$0.21	$0.37
Weighted average number of ordinary shares used in computing basic income (loss) per ordinary share	34,436,345	34,397,410	34,419,129	34,383,895
Weighted average number of ordinary shares used in computing diluted income (loss) per ordinary share	34,436,345	34,397,410	34,473,911	34,459,599

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Twelve months ended December 31,
U.S. dollars in thousands	2020	2019
	(Unaudited)	(Audited)
Cash flows from operating activities:

Net income	$7,622	$12,862
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29,460	28,587
Share-based compensation expense	2,858	3,632
Accrued severance pay, net	(14)	(246)
Changes in deferred tax, net	(895)	(1,509)
Capital loss	340	326
Legal settlemnets and loss contingencies, net	6,319	12,359
Decrease (increase) in trade receivables	6,070	(5,032)
Decrease (increase) in other accounts receivable and prepaid expenses	9,318	(6,346)
Decrerase in inventories	313	35,303
Decrease in trade payables	(17,938)	(6,663)
Increase (decrease) in warranty provision	(371)	69
Changes in right of use assets	(26,738)	1,319
Changes in lease liabilities	30,710	2,602
Amortization of premium and accretion of discount on marketable securities, net	161	-
Changes in Accrued interest related to Marketable Securities	(1)	-
Increase in accrued expenses and other liabilities including related parties	404	5,786

Net cash provided by operating activities	47,618	83,049

Cash flows from investing activities:

Net cash paid for acquisitions	(28,962)	-
Purchase of property, plant and equipment	(19,824)	(23,590)
Proceeds from sale of property, plant and equipment	13	66
Investment in marketable securities	(19,185)	-
Increase in long term deposits	(347)	(63)

Net cash used in investing activities	(68,305)	(23,587)

Cash flows from financing activities:

Dividend paid	(4,821)	(5,160)
Changes in short-term bank credit and loans, net	(18)	(7,771)
Repayment of a financing leaseback related to Bar-Lev transaction	(1,245)	(1,196)

Net cash used in financing activities	(6,084)	(14,127)

Effect of exchange rate differences on cash and cash equivalents	1,647	475

Increase (decrease) in cash and cash equivalents and short-term bank deposits	(25,124)	45,810
Cash and cash equivalents and short-term bank deposits at beginning of the period	139,372	93,562

Cash and cash equivalents and short-term bank deposits at end of the period	$114,248	$139,372

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(356)	(3,235)

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$38,515	$34,983	$133,942	$148,639
Share-based compensation expense (a)	63	10	416	285
Non-recurring import related income	-	-	-	(1,501)
Amortization of assets related to acquisitions	529	-	529	-
Other non-recurring items (b)	-	294	-	1,661
Adjusted Gross profit (Non-GAAP)	$39,107	$35,287	$134,887	$149,084

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(b)	In 2019, relates mainly to one time amortization of machinery equipment with no future alternative use, and one time inventory write down due to discontinuation of certain product group manufacturing.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$(1,981)	$(275)	$7,622	$12,862
Finance (income) expenses, net	8,613	(622)	10,199	5,578
Taxes on income	1,459	1,394	4,700	6,243
Depreciation and amortization related to acquisitions	8,300	6,970	29,460	28,587
Legal settlements and loss contingencies, net (a)	1,392	7,201	6,319	12,359
Share-based compensation expense (b)	523	779	2,858	3,632
Non-recurring import related income	-	-	-	(1,501)
Acquisitions related expenses	444	-	921	-
Other non-recurring items (c)	-	294	-	1,286

Adjusted EBITDA (Non-GAAP)	$18,750	$15,741	$62,079	$69,046

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)
In 2019, relates mainly to non-recurring expenses related to North American region establishment, one time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing.

Caesarstone Ltd. and its subsidiaries

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands (except per share data)	2020	2019	2020	2019
	(Unaudited)		(Unaudited)
Reconciliation of net income (loss) attributable to controlling interest to adjusted net income attributable to controlling interest:
Net income (loss) attributable to controlling interest	$(2,385)	$(275)	$7,218	$12,862
Legal settlements and loss contingencies, net (a)	1,392	7,201	6,319	12,359
Amortization of assets related to acquisitions, net of tax	446	-	446	-
Share-based compensation expense (b)	523	779	2,858	3,632
Non cash revaluation of lease liabilities (c)	3,177	266	3,189	3,615
Non-recurring import related income (d)	-	-	-	(1,501)
Acquisitions related expenses	444	-	921	-
Other non-recurring items (e)	-	294	-	2,486
Total adjustments	5,982	8,540	13,733	20,591
Less tax on non-tax adjustments (f)	1,955	2,791	4,488	6,729
Total adjustments after tax	4,027	5,749	9,245	13,862

Adjusted net income attributable to controlling interest (Non-GAAP)	$1,642	$5,474	$16,463	$26,724
Adjusted diluted EPS (g)	$0.05	$0.16	$0.48	$0.77

(a)	Consists of legal settlements expenses and loss contingencies, net, related to product liability claims and other adjustments to on-going legal claims, including related legal fees.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate diffrences deriving from revaluation of lease contracts in accoradance with FASB ASC 842.
(d)	In 2019, relates mainly to non-recurring import related expenses and relocation expenses of Caesarstone USA headquarters, the Company's subsidiary.
(e)
In 2019, relates to non-recurring expenses related to North American region establishment, one time charge related to reduction in headcount and certain activities including discontinuation of certain product group manufacturing  and one time amortization of machinery equipment with no future alternative use.

(f)	Tax adjustments for the three and twelve months ended December 31, 2020, based on the effective tax rates of the comparative periods.
(g)
In calculating adjusted diluted (Non-GAAP) EPS for the three and twelve months ended December 31, 2020, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended December 31,		Twelve months ended December 31,
U.S. dollars in thousands	2020	2019	2020	2019
	(Unaudited)		(Unaudited)

USA	$53,618	$64,659	$207,496	$250,471
Canada	20,325	20,575	72,492	85,979
Latin America	1,387	735	2,149	4,115
America's	75,330	85,969	282,137	340,565

Australia	29,953	26,002	103,587	108,149
Asia	7,122	3,931	14,566	15,514
APAC	37,075	29,933	118,153	123,663

EMEA	14,408	9,463	45,201	43,054

Israel	10,083	8,502	40,921	38,692

Total Revenues	$136,896	$133,867	$486,412	$545,974

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region - Supplemental data

	Three months ended
U.S. dollars in thousands	12/31/2020	9/30/2020	6/30/2020	3/31/2020	12/31/2019	9/30/2019	6/30/2019	3/30/2019	12/31/2018	9/30/2018	6/30/2018
	(Unaudited)

USA	$53,618	$52,097	$41,726	$60,055	$64,659	$64,805	$64,590	$56,417	$60,200	$61,933	$60,358
Canada	20,325	19,174	14,435	18,558	20,575	21,881	23,341	20,178	23,834	25,140	27,349
Latin America	1,387	124	132	506	735	1,434	1,351	596	1,212	1,635	1,738
America's	75,330	71,395	56,293	79,119	85,969	88,120	89,282	77,191	85,246	88,708	89,445

Australia	29,953	27,746	23,534	22,354	26,000	28,642	28,294	25,214	33,484	33,968	34,731
Asia	7,122	2,881	1,732	2,831	3,932	3,675	3,311	4,596	4,929	4,189	4,221
APAC	37,075	30,627	25,266	25,185	29,932	32,317	31,605	29,810	38,413	38,157	38,952

EMEA	14,408	11,422	8,031	11,340	9,464	11,719	11,418	10,455	9,954	11,115	11,721

Israel	10,083	10,478	9,447	10,913	8,502	10,683	8,766	10,741	9,268	9,709	9,125

Total Revenues	$136,896	$123,922	$99,037	$126,557	$133,867	$142,839	$141,071	$128,197	$142,881	$147,689	$149,243

	YoY % change							YoY % Constant Currency change (*)
	12/31/2020	9/30/2020	6/30/2020	3/31/2020	12/31/2019	9/30/2019	6/30/2019	12/31/2020	9/30/2020	6/30/2020	3/31/2020	12/31/2019
	(Unaudited)							(Unaudited)

USA	(17.1)%	(19.6)%	(35.4)%	6.4%	7.4%	4.6%	7.0%	(17.1)%	(19.6)%	(35.4)%	6.4%	7.4%
Canada	(1.2)%	(12.4)%	(38.2)%	(8.0)%	(13.7)%	(13.0)%	(14.7)%	(2.4)%	(11.7)%	(36.0)%	(7.1)%	(13.6)%
Latin America	88.8%	(91.4)%	(90.2)%	(15.1)%	(39.4)%	(12.3)%	(22.3)%	88.7%	(91.3)%	(90.2)%	(15.2)%	(39.4)%
America's	(12.4)%	(19.0)%	(36.9)%	2.5%	0.8%	(0.7)%	(0.2)%	(12.7)%	(18.8)%	(36.4)%	2.7%	0.9%

Australia	15.2%	(3.1)%	(16.8)%	(11.3)%	(22.3)%	(15.7)%	(18.5)%	7.9%	(7.1)%	(11.5)%	(3.3)%	(18.2)%
Asia	81.1%	(21.6)%	(47.7)%	(38.4)%	(20.2)%	(12.3)%	(21.5)%	80.7%	(21.2)%	(45.9)%	(37.1)%	(14.7)%
APAC	23.9%	(5.2)%	(20.1)%	(15.5)%	(22.1)%	(15.3)%	(18.9)%	17.5%	(8.7)%	(15.1)%	(8.5)%	(17.8)%

EMEA	52.2%	(2.5)%	(29.7)%	8.5%	(4.9)%	5.4%	(2.6)%	45.8%	(5.9)%	(26.9)%	11.4%	(4.4)%

Israel	18.6%	(1.9)%	7.8%	1.6%	(8.3)%	10.0%	(3.9)%	9.4%	(4.5)%	4.5%	(1.5)%	(14.0)%

Total Revenues	2.3%	(13.2)%	(29.8)%	(1.3)%	(6.3)%	(3.3)%	(5.5)%	(0.4)%	(14.4)%	(28.3)%	0.5%	(5.5)%

(*) Change in revenues at constant currency is calculated so that revenues can be viewed without the impact of fluctuations s in foreign currency exchange rates, thereby facilitating period-to-period comparisons of business performance. Change in revenues adjusted for currency are calculated by translating current period activity in local currency using the comparable prior-year period’s currency conversion rate. Exchange rates used, are the representative exchange rate published by the Bank of Israel for the relevant periods.